Exhibit 99.5

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, ON, Canada M5H 4E3 T 416.367.6000 F 416.367.6749 blg.com

March 30, 2022

Re:	Consent of Borden Ladner Gervais LLP

We hereby consent to the reference to our name on page iii and under the headings “Legal Matters” and “Documents Filed as Part of the U.S. Registration Statement” and to the reference to our name and to the use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement of The Valens Company Inc. (the “Company”) dated March 30, 2022 relating to the offering of units by the Company filed under its Registration Statement on Form F-10 (File No. 333-263941).

In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

(signed) “Borden Ladner Gervais LLP”

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